EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

December 21, 2016	NYSE-MKT: ASM TSX-V: ASM FSE: GV6

AVINO SILVER & GOLD MINES ANNOUNCES RESULTS FROM ITS CURRENT EXPLORATION DRILL
PROGRAM BETWEEN THE SAN LUIS WORKINGS AND ELENA TOLOSA WORKINGS AT THE AVINO MINE

Avino Silver & Gold Mines Ltd. (NYSE-MKT:ASM: TSX.V, ASM; “Avino” or the “Company”)is pleased to announce the following results from the first eight holes of its current drill program at the main Avino Mine located on the Avino property, 80 Km northeast of Durango, Mexico.

The current drill program commenced in September, 2016,and comprises 18 holes in total, for a total of 2,955 metres. Eleven of the holes have been drilled to date, and eight have been assayed. The objective of this program is to explore the area of the Avino Vein System between the San Luis workings and the Elena Tolosa (“ET”) current production area.

This new area is close to surface and accessible from the existing Avino Mine underground workings. The area was identified as a target of interest as it may have been overlooked in the past given that on surface and at shallow depths, the Avino Vein system splits into hanging wall and foot wall structures.

The Avino Vein (Epithermal) has been followed longitudinally for more than 1,300 metres and vertically for more than 600 metres. It strikes north 66° east with an east-west splay, and dips to the south and southeast at 60° to 70°. Steeply dipping, high grade zones within the vein and stock-work zones (See Avino stockwork photos linked here) are frequently found throughout the vein, as well as at its intersections with a number of lateral veins. The new zone is approximately 240 metres of strike length by 130 metres in depth, and an average of 15 metres in thickness. The Avino vein remains open at depth.

There are two longitudinal section maps linked to this release showing the location of the drill holes in the area of drilling between the San Luis and the Elena Tolosa workings, and these will also be available on our website at www.avino.com.

“We are encouraged by these initial and positive drill results in the gap area between the San Luis workings and Elena Tolosa, and that the results support the continuation of the extensive Avino Vein system. This new gold rich area contains at least two sections with continuous significant gold assays.”

David Wolfin – President & CEO Avino Silver & Gold Mines Ltd.

Drill intersections are spaced 25 metres apart in order to add certainty to the new mineralized block. This tonnage is included in the inferred category of mineral resources in the most recent resource estimate dated September 26, 2016. Two access levels between San Luis and ET have been channel sampled thus providing more certainty. An evaluation of the zone is being carried out by company engineers and geologists, with the expectation of converting a portion of the inferred resources to the indicated resource category.

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The results of the completed eight holes are as follows:

Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)

ET-16-01	Hanging Wall Breccia	4.05 to 7.7	3.65	1.0	102	0.16
	Including	6.45 to 7.10	0.65	2.346	79.7	0.14
	Avino Vein Hanging Wall Zone	86.73 to 91.12	4.39	0.65	50	0.04
	Avino Vein Footwall Zone	112.32 to 117.75	5.43	0.73	30	0.025
ET-16-02	Hanging Wall Breccia	5.05 to 9.88	4.83	1.27	105	0.16
	Avino Vein Hanging Wall Zone	89.15 to 91.65	2.50	0.66	39	0.12
	Avino Vein Footwall Zone	119.80 to 126.15	6.35	0.62	108	0.19
	Including	125.55 to 126.15	0.60	4.194	414	0.37
ET-16-03	Hanging Wall Breccia	18.07 to 22.25	4.18	0.5	52	0.12
	Fault Vein	55.84 to 62.45	6.61	0.11	71	0.12
	Avino Vein	87.05 to 96.67	9.62	1.8	69	0.06
	Avino Vein	87.05 to 105.47	18.42	1.12	38	0.04
	Including	87.05 to 96.67	9.62	1.80	69	0.06
ET-16-04	Hanging Wall Breccia	38.2 to 43.05	4.85	0.38	37	0.13
	Avino Vein	74.70 to 96.55	21.85	0.72	40	0.15
	Avino Vein Stockwork	99.05 to 108.10	9.05	1.75	23	0.04
	Including	99.05 to 100.0	0.95	4.69	21	0.04
		105.50 to 105.80	0.30	11.21	357	0.01
ET-16-05	Hanging Wall Breccia	71.70 to 76.75	5.05	1.49	50	0.1
	Avino Vein Hanging Wall Zone	126.05 to 134.35	8.30	0.64	7	0.03
	Avino Vein Footwall Zone	146.15 to 160.85	14.70	0.78	10	0.04
		165.87 to 169.93	4.06	0.35	26	0.30
ET-16-06	Hanging Wall	28.80 to 38.30	9.50	1.82	119	0.5
	Including	35.30 to 36.85	1.55	3.02	16	0.09
		37.45 to 38.30	0.85	4.93	8	0.27
	Avino Vein Footwall Zone	40.20 to 84.50	44.30	2.08	29	0.06
	Including	65.32 to 84.50	19.18	3.55	45	0.093
		67.25 to 68.75	1.5	10.15	22	0.002
		79.25 to 80.75	1.5	6.74	55	0.25
		80.75 to 81.75	1.0	8.08	36.05
	Footwall Breccia	94.9 to 96.55	1.65	3.62	50.03

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Hole Number	Zone	Intersection (m)	Length (m)	Au (g/t)	Ag (g/t)	Cu (%)

ET-16-07	Avino Vein Hanging Wall Zone	33.70 to 39.65	5.95	2.29	232	0.3
	Including:	35.85 to 37.55	1.70	5.12	367	0.18
		37.55 to 38.20	0.65	3.77	472	0.22
	Stockwork	43.65 to 52.50	8.85	0.42	32	0.19
	Including:	43.65 to 49.75	6.10	0.53	41	0.26
	Avino Vein Footwall Zone	52.50 to 89.80	37.30	1.46	55	0.26
	Including	55.95 to 84.70	28.75	1.82	63	0.30
		62.20 to 62.86	0.66	3.51	17	0.05
		63.5 to 64.05	0.55	4.17	50	0.08
		64.05 to 64.45	0.40	6.96	8	0.09
		64.72 to 66.20	1.48	5.17	59	0.15
		66.20 to 66.85	0.65	4.37	86	0.20
		66.85 to 67.95	1.10	3.27	127	0.54
		69.40 to 70.15	0.75	4.35	414	0.77
ET-16-08	Hanging Wall Breccia Zone	30.25 to 40.80	10.55	0.48	31	0.17
	Avino Fault Hanging Wall Zone	118.0 to 119.4	1.40	0.24	119	0.16
	Avino Vein Hanging Wall Zone	125.90 to 128.4	2.50	0.50	64	0.05
	Avino Vein Foot Wall Zone	159.55 to 175.40	15.85	1.19	37	0.28
	Including	163.7 to 173.05	9.35	1.62	43	0.37
	Stockwork Foot Wall Zone	183.65 to 185.60	1.95	0.04	24	0.49

True widths cannot be determined with the information available.

Assay Methods

Following detailed geological and geotechnical logging, drill core samples are sawed in half. One half of the core is submitted to the assay labs and the other half is retained on-site for verification and reference. Samples from the first three diamond drill holes of the program were shipped to Inspectorate Labs for analysis. The samples are crushed and ground in Durango, with pulps assayed in Reno, Nevada. Gold is determined by 30-gram fire assay followed by an atomic absorption finish, or by gravimetric finish for samples over 3 g/t gold. Copper, silver and other elements are determined by an ICP analysis following aqua regia digestion. Samples with over 100 g/t silver are reassayed by fire assay with a gravimetric finish. Copper assays exceeding 1% are re-analyzed by a 4-acid digestion with atomic absorption finish.

Samples from the remaining five diamond drill holes of the program were submitted to the SGS Laboratory facility in Durango, Mexico. The gold is assayed by fire assay with an AA finish. Any samples exceeding 3.0 grams/tonne gold are re-assayed and followed by a gravimetric finish. Multi-element analyses are also completed for each sample by SGS ICP14B methods. Any copper values over 10,000 ppm (1%) are re-assayed using ICP 90Q. Silver is fire assayed with a gravimetric finish for samples assaying over 100 grams/tonne.

Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks), and duplicates as part of their QA/QC program during analysis of assays.

Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full-service laboratories that are independent of Avino, and the SGS Labs in Durango are ISO 9001 and ISO 17025 certified.

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Qualified Person(s)

Avino's projects are under the supervision of Chris Sampson, P.Eng, Avino Consultant and Jasman Yee P.Eng, Avino Director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release.

About Avino:

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne Mine property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the use of proceeds from the Offering and the Company’s plans for production for its Avino property and Bralorne Mine property. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, our ability to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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